MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

PACIFIC RIM MINING CORP. (the “Company” or “Pacific Rim”)

#1050 – 625 Howe Street, Vancouver, B.C. V6C 2T6

Item 2	Date of Material Change

May 6, 2013

Item 3	News Release

The date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51– 102 was as follows:

May 6, 2013 to the Toronto Stock Exchange being the only stock exchange upon which the shares of the Company are listed, as well as through Marketwire and other approved public media including filing on SEDAR and EDGAR and posting on the OTCQX website, being a US platform on which the Company’s shares are traded.

Item 4	Summary of Material Change

The Company announced it is withdrawing from the Hog Ranch Joint Venture Option Agreement that it had entered into in 2011.

Item 5	Full Description of Material Change

Pacific Rim Mining Corp. (“Pacific Rim” or the “Company”), on behalf of its US subsidiary Pacific Rim Exploration Ltd. (“PREx”), has informed Corazon Gold Corp. (“Corazon”), of its intent not to proceed further with its option agreement to acquire a 65% joint venture interest in the Hog Ranch property (“Hog Ranch” or the “Property”) in Nevada.

As per the terms of the Hog Ranch Definitive Agreement signed in 2011, in order to earn a 65% interest in the Property, Pacific Rim is required to make staged share payments to the Hog Ranch owners totalling 1 million shares over 4 years and make staged exploration expenditures totalling US $8 million over 5 years from the date of the agreement. While the Company is compliant in meeting these terms to date, it is not in a financial position to spend the required US $1 million on exploration programs due on before July 8, 2013. Details of the Definitive Agreement are provided in the Company’s Fiscal 2012 AIF and 20- F filings and in NR #11-08.

Item 6	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 7	Executive Officer

The following is the name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report:

Barbara Henderson, Vice President Investor Relations and Corporate Secretary

(604) 689- 1976

Item 8	Date of Report

May 6, 2013